EXHIBIT (a)(5)(xxviii)

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

UNITED STATES OF AMERICA,

U.S. Department of Justice

Antitrust Division	CASE NUMBER 1:01CV02200

1401 H Street, N.W., Suite 3000	JUDGE: Gladys Kessler

Washington, D.C. 20530,	DECK TYPE: Antitrust

DATE STAMP: 10/23/2001

Judge ______________

                                                         Plaintiff,

                                            v.

GENERAL DYNAMICS CORPORATION
3190 Fairview Park Drive
Falls Church, Virginia 22042-4523

      and

NEWPORT NEWS SHIPBUILDING INC.
4101 Washington Avenue
Newport News, Virginia 23607-2270

                                                         Defendants.

VERIFICATION OF COMPLAINT

I, Willie L. Hudgins, declare:

      1.       I am an attorney with the United States Department of Justice, Antitrust Division.

      2.       The foregoing Complaint for and on behalf of the United States of America was duly prepared under the direction of the Attorney General of the United States. The facts stated therein have been assembled by authorized employees and counsel for the United States of America. The allegations therein are true and correct to the best of my knowledge, information, and belief.

      I declare under penalty of perjury that the foregoing is true and correct. Executed on October 23, 2001.

Respectfully Submitted,

/s/ WILLIE L. HUDGINS Willie L. Hudgins, Esquire D.C Bar # 37127 Assistant Chief, Litigation II Section Department of Justice 1401 H Street, N.W. Suite 3000 Washington, D.C. 20530 (202) 307-0207

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IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

UNITED STATES OF AMERICA

U.S. Department of Justice

Antitrust Division

1401 H Street, N.W., Suite 3000

Washington, D.C. 20530,	Civil No:

Filed:

                                      Plaintiff,

                                            v.

GENERAL DYNAMICS CORPORATION
3190 Fairview Park Drive
Falls Church, Virginia 22042-4523

      and

NEWPORT NEWS SHIPBUILDING INC.
4101 Washington Avenue
Newport News, Virginia 23607-2270

                                      Defendants.

VERIFIED COMPLAINT

      The United States of America, acting under the direction of the Attorney General of the United States, brings this civil action to obtain equitable relief against defendants and alleges as follows:

      1.       The United States seeks to prevent the proposed acquisition of defendant Newport News Shipbuilding Inc. (“Newport News”) by defendant General Dynamics Corporation (“General Dynamics”) pursuant to an Agreement and Plan of Merger entered into by the defendants on April 24, 2001 and a cash tender offer announced on April 25, 2001 and extended through October 26, 2001. Newport News and General Dynamics are the only two companies that design, develop and construct nuclear submarines for the U.S. Navy. The proposed acquisition of Newport News by General Dynamics would create a monopoly in the design, development and construction of nuclear submarines and would eliminate all competition for a weapons system critical to the national defense.

      2.      In addition, the proposed acquisition would eliminate all competition for the design, development and integration of electric drive, a new technology that the U.S. Navy plans to incorporate into nuclear submarines and surface combatants.

      3.      Finally, the proposed acquisition would also substantially lessen competition in the design, development and construction of conventionally powered surface combatants. Acoustical technologies such as hydrodynamic flow, propeller design and machinery noise isolation developed by General Dynamics and Newport News for nuclear submarines are now being applied to surface combatants. If General Dynamics obtains a monopoly position in nuclear submarines it would have the incentive to refuse to make available to its surface combatant competitors technology developed at its submarine yards.

I. JURISDICTION AND VENUE

      4.      This action is filed by the United States under Section 15 of the Clayton Act, as amended, 15 U.S.C. § 25, to prevent and restrain the defendants from violating Section 7 of the Clayton Act, as amended, 15 U.S.C. § 18.

      5.      General Dynamics and Newport News design, develop and construct nuclear submarines, and they design, develop and integrate electric drive and acoustical technology, for sale to the U.S. Department of Defense (“DoD”) or to military prime contractors in the United

States for use in military programs. General Dynamics and Newport News are engaged in interstate commerce and in activities substantially affecting interstate commerce. The Court has subject matter jurisdiction over this action and jurisdiction over the parties pursuant to Sections 12 and 15 of the Clayton Act, 15 U.S.C. §§ 22 and 25, and 28 U.S.C. §§ 1331 and 1337.

      6.      The defendants transact business and are found within the District of Columbia. Venue is proper in this District under 15 U.S.C. § 22 and 28 U.S.C. § 1391(c).

II. THE DEFENDANTS

      7.      General Dynamics Corporation, a Delaware corporation headquartered in Fairfax, Virginia, reported net sales of about $10.4 billion in 2000, approximately 60 percent or $6.24 billion of which was made to the U.S. Government. General Dynamics is the fifth largest DoD contractor. It develops and produces nuclear submarines, destroyers and auxiliary warships, the M-1 Abrams tank, armored troop carriers, Gulfstream aircraft, electric drive technology, acoustical technology and various surveillance, communications, and intelligence systems. General Dynamics’ Marine Group consists primarily of four shipyards: Electric Boat, in Groton, Connecticut and Quonset Point, in North Kingstown, Rhode Island, which design and builds nuclear submarines; Bath Iron Works, in Bath, Maine, which designs and builds surface combatants and amphibious assault ships for the U.S. Navy; and the National Steel and Shipbuilding Company (“NASSCO”) in San Diego, California, which designs and builds auxiliary ships for the U.S. Navy and commercial ships for private customers, and conducts repair and overhaul services for a variety of U.S. Navy and commercial vessels. In 2000, the Marine Group had net sales of $3.4 billion.

      8.       Newport News Shipbuilding Inc., is a Delaware corporation headquartered in Newport News, Virginia. In 2000, Newport News reported revenues of about $2.1 billion, $2.0 billion or over 95 percent of which was derived from the U.S. Government. Newport News operates a large main shipyard in Newport News, Virginia, where it produces nuclear submarines and carriers, and a small shipyard in San Diego, California, which does repair work. Newport News is the only company in the United States that designs, develops and constructs nuclear aircraft carriers for the U.S. Navy.

III. TRADE AND COMMERCE

A. RELEVANT PRODUCT MARKETS

1. Nuclear Submarines

      9.       Nuclear submarines, a vital weapon platform of America’s armed forces, are relied upon to provide undersea superiority. Submarines combine competencies of stealth, endurance, agility and firepower. They perform intelligence gathering, surveillance and reconnaissance, launch and recovery of special operations forces, sea control and power projection missions.

      10.     Nuclear submarines conduct missions that no other weapon platform can undertake. They require no replenishment at sea and operate without the need for a protective escort. They can provide offensive firepower and other support missions for a battle group at minimal risk. Because of their stealth and sustainability, a nuclear submarine can provide intelligence gathering covertly for an extended period of time without revealing its location.

      11.     There is no suitable substitute for a nuclear submarine. Surface ships and other weapon platforms cannot perform the missions of a nuclear submarine.

      12.     The design, development, construction and sale of nuclear submarines to the U.S. military is a line of commerce and a relevant product market within the meaning of the Clayton Act.

2. Electric Drive

      13.     Electric drive technology for submarines and surface combatants is an integrated power system designed so that a single engine or set of engines generate a pool of electricity that can be used both for ship propulsion and to operate the other electrical systems on the ship. The electricity produced by engines or generators is sent by cable to an electrical switchboard where it is divided into two flows – one for propulsion and one for the ship’s other electrical needs.

      14.     Electric drive eliminates the need for a mechanical drive system where power from a gas or steam turbine is transmitted through a rigid shaft and reduction gears to the ship’s propeller. Electric drive technology replaces this mechanical system with quieter generators and connects the generators to motors via cables. Motors, instead of the ship’s engine, control the speed of the propeller. In addition, since cables are flexible, the motors can be isolated from the hull to minimize noise transmitted into the water. Electric drive technology is quieter and more fuel efficient than mechanical drive systems.

      15. The economic and acoustic benefits of electric drive will significantly enhance the capability and lower the operating costs of nuclear submarines and surface combatants. Electric drive is currently planned for insertion on future nuclear submarines no later than 2010 and on surface combatants as early as 2005. Because of its benefits over mechanical drive, the U.S. Navy has invested significant resources to develop this technology as rapidly as possible.

      16.      The design, development, integration and sale to the U.S. military of electric drive for submarines and surface combatants is a line of commerce and a relevant product market within the meaning of the Clayton Act.

3. Surface Combatants

      17.      Surface combatants are designed to engage in combat with enemy aircraft, ships or land targets. The Arleigh Burke class destroyers and the Ticonderoga class cruisers are the main types of surface combatants currently in and being produced for the U.S. Navy fleet. Surface combatants are capable of firing torpedoes for anti-submarine warfare and missiles for anti-surface and anti-air warfare. Destroyers and cruisers usually operate in support of carrier battle groups, surface action groups or amphibious groups.

      18.      There is no suitable substitute for surface combatants. Other Navy vessels such as submarines or amphibious ships cannot perform the range of missions performed by surface combatants.

      19.      The design, development, construction and sale of surface combatants to the U.S. military is a line of commerce and a relevant product market within the meaning of the Clayton Act.

B. RELEVANT GEOGRAPHIC MARKET

      20.      For national security reasons, the DoD only considers domestic producers for nuclear submarines, electric drive and surface combatants. The DoD is unlikely to turn to any foreign producers in the face of a small but significant price increase by domestic suppliers of nuclear submarines, surface combatants, and electric drive technology.

      21.      The United States is a relevant geographic market within the meaning of Section 7 of the Clayton Act.

C. ANTICOMPETITIVE EFFECTS AND ENTRY

1. Nuclear Submarines

      22.      General Dynamics and Newport News design, develop and construct nuclear submarines. Construction of the Virginia class submarine is equally shared between General Dynamics and Newport News pursuant to a teaming agreement. General Dynamics produces the pressure hull rings, the engine room and the control room while Newport News produces the stern and bow sections, torpedo room, auxiliary room, machinery room, habitability spaces and the sail. Both firms produce the command and control module. Pursuant to the teaming agreement, General Dynamics is responsible for the test and final assembly of the first and third submarine produced under the program and Newport News is responsible for the test and final assembly of the second and fourth submarine. Each firm builds the power plant portion of the submarine that it is responsible for assembling. After competing against Newport News, General Dynamics won the contract to design the power plant for the Virginia class and to become the overall lead design yard. A Virginia class submarine costs in excess of $2 billion.

      23.      Although teamed for construction, General Dynamics and Newport News aggressively compete for design improvements to the Virginia class. The Virginia class program is designed to incorporate substantial design changes over the life of the 30-ship program so that subsequent submarines are enhanced to meet future threats.

      24.      During fiscal year 2000, General Dynamics and Newport News submitted a total of 22 new design improvement proposals for the Virginia class: 12 by Newport News and 10 by General Dynamics. Eighteen of the shipyards’ design improvement proposals were approved and funded by the U.S. Navy for further development and evaluation. Over the life of the Virginia class submarine, a total of 110 design improvements have been submitted by General Dynamics and Newport News as of 2000, of which 62 were submitted by Newport News and 48 by General Dynamics. The U.S. Navy has approved and allocated funding for 67 of these design improvements.

      25.      General Dynamics and Newport News are the only firms with the capability to design, develop and construct a nuclear submarine. General Dynamics designs and builds nuclear submarines at its Electric Boat facilities in Groton, Connecticut and in North Kingstown, Rhode Island. Newport News designs and builds nuclear submarines at its main shipyard in Newport News, Virginia.

      26.      General Dynamics and Newport News have a long and rich history as competitors in the design and construction of nuclear submarines. In 1995, General Dynamics was selected over Newport News to build the Virginia class after the Navy had awarded contracts for both firms to prepare to start construction. In 1991, General Dynamics won the contract to design the propulsion plant for the Virginia class following an eight-month competition with Newport News. In 1982, following a 17-month competition with Newport News, General Dynamics was selected to design the propulsion plant for the Seawolf. However, after a period of competition for the overall ship design, Newport News was selected as the Seawolf lead design yard over General Dynamics. General Dynamics and Newport News competed aggressively to construct the first two of the three Seawolf submarines. In the early 1960s, Newport News was selected over General Dynamics to design the propulsion plant and become the lead design yard for the Los Angeles class submarine. Newport News and General Dynamics were awarded competitive bids to construct the 62 submarines in the Los Angeles class: 29 by Newport News and 33 by General Dynamics.

      27.     The acquisition of Newport News by General Dynamics will create a monopoly in the design, development and construction of nuclear submarines. Successful entry into the design, development and construction of nuclear submarines is virtually impossible. Entry would likely take over a decade and cost billions of dollars. Because of the complexity of nuclear submarines and the safety requirements imposed by having a nuclear reactor close to military personnel, it would take years for a new entrant to win the confidence of the U.S. Navy so that it could design and produce a safe nuclear submarine. Moreover, it is highly unlikely that another firm would obtain the necessary regulatory approvals to enter nuclear submarine construction.

2. Electric Drive

      28.     Newport News and General Dynamics are the two leading firms developing electric drive for use on submarines and surface combatants. General Dynamics is leading one team developing electric drive for incorporation on the Virginia class and is affiliated with a second team developing electric drive technology for the next generation of surface combatants, the DD-21 program. Similarly, Newport News is heading up one team developing electric drive for the Virginia class and is affiliated with a second team developing electric drive for the DD-21 program. On their respective teams for the Virginia class and the DD-21, General Dynamics and Newport News are primarily responsible for the design changes necessary to integrate electric drive onto submarines or surface combatants. Newport News and General Dynamics are the only U.S. firms designing technology to integrate electric drive into submarines and surface combatants.

      29.      If General Dynamics acquires Newport News, it will control the only two teams developing electric drive and the only two firms capable of integrating electric drive onto submarines and surface combatants. The acquisition would deprive the U.S. Navy of the benefits of competition in the design, development and integration of electric drive onto nuclear submarines and surface combatants.

      30.      Entry into the design, development and integration of electric drive on nuclear submarines and surface combatants is difficult, time consuming and costly. The development of electric drive for nuclear submarines and surface combatants has thus far taken over 10 years and costed approximately $120 million.

3. Surface Combatants

      31.      General Dynamics’ Bath Iron Works and Northrop Grumman Corp.’s (“Northrop Grumman”) Ingalls shipyard are the only two shipyards that have built surface combatants for the U.S. Navy during the past 20 years. General Dynamics and Northrop Grumman are competing to build the next generation of surface combatants, the DD-21. In the DD-21 competition, General Dynamics is the lead on one of two teams, designated as the “Blue team” and Northrop Grumman is the lead on the other team, the “Gold team.”

      32.       The DD-21, and future generations of surface combatants, will need to be stealthier than current combat ships because expected future missions will require operation closer to shore. The stealthiness of these ships will depend to a large extent on advanced acoustics technology, machinery noise reduction, propeller design and aerodynamic flow techniques successfully developed in submarine programs. Engineers at General Dynamics and Newport News are involved in developing and integrating these technologies. General Dynamics has access to these technologies through its ownership of Electric Boat. Northrop Grumman does not have similar access, since it does not develop or produce submarines, though it can currently team with an independent Newport News to learn of such technology. With the acquisition of Newport News, both nuclear submarine yards will be under the control of General Dynamics and General Dynamics will have the incentive to keep the technology in-house for its own competitive benefit. Thus, Northrop Grumman may be denied access to technologies developed in nuclear submarine programs which are necessary for it to be a viable competitor for surface combatants. This foreclosure from discriminating technology will make Northrop Grumman a less viable competitor for surface combatants.

      33.      The acquisition of Newport News by General Dynamics may substantially lessen competition in surface combatants by weakening General Dynamics’ only other rival, possibly leading to a monopoly in surface combatants.

      34.      Entry into the design, development and integration of submarine technology required for surface combatants and into the design, development and construction of surface combatants is extremely difficult, time consuming and costly.

D. HARM TO COMPETITION

      35.      The DoD has benefited, and likely will benefit in the future, from the ongoing, vigorous competition between General Dynamics and Newport News for the design and construction of nuclear submarines and electric drive technology. Competition will be eliminated in these product markets if General Dynamics acquires Newport News, leading to higher costs, less innovation and higher prices to the DoD.

      35.      The DoD also relies on ongoing, vigorous competition between General Dynamics and Northrop Grumman in the design and construction of surface combatants. This competition will be substantially lessened if General Dynamics acquires Newport News because of General Dynamics’ control of discriminating nuclear submarine technologies necessary for future generations of surface combatants.

V. VIOLATION ALLEGED

      36.      The effect of General Dynamics’ proposed acquisition of Newport News is to lessen competition substantially and tend to create a monopoly in interstate trade and commerce in violation of Section 7 of the Clayton Act.

      37.      The transaction likely will have the following effects among others:

                  a.      competition in the design, development, construction, and sale of products in each of the relevant markets will be eliminated or substantially lessened;

                  b.      actual and future competition between General Dynamics and Newport News in the design, development, construction, and sale of products in each of the relevant markets will be eliminated;

                  c.      costs and/or prices for products in each relevant product market will likely increase; and

                  d.      innovation in each relevant product market will likely decrease.

VI. REQUESTED RELIEF

      Plaintiff requests:

      1.      That the proposed acquisition by General Dynamics of Newport News be adjudged to violate Section 7 of the Clayton Act, as amended 15 U.S.C. § 18;

      2.      That the defendants be permanently enjoined and restrained from carrying out the Agreement and Plan of Merger, dated April 24, 2001, or from entering into or carrying out any agreement, understanding or plan, the effect of which would be to combine the business or assets of General Dynamics and Newport News, except for the teaming agreement dated February 25, 1997;

      3.      That General Dynamics will be permanently enjoined and restrained from acquiring any shares of Newport News pursuant to its proposed tender offer announced on April 25, 2001 and extended to October 26, 2001;

      4.      That plaintiff be awarded its costs of this action; and

      5.      That plaintiff have such other relief as the Court may deem just and proper.

Respectfully submitted,

FOR PLAINTIFF UNITED STATES:

/s/ CHARLES A. JAMES	/s/ J. ROBERT KRAMER II
Charles A. James	J. Robert Kramer II (Pa. Bar # 23963)

Assistant Attorney General	Chief, Litigation II Section

/s/ DEBORAH P. HERMAN	/s/ WILLIE L. HUDGINS
Deborah P. Herman	Willie L. Hudgins (D.C. Bar # 37127)

Deputy Assistant Attorney General	Assistant Chief, Litigation II Section

/s/ CONSTANCE K. ROBINSON	Trial Attorneys
Constance K. Robinson	Department of Justice

Director of Operations and	Antitrust Division

Merger Enforcement	Litigation II Section

1401 H Street, N.W,

Washington, D.C. 20530

(202) 307-0924

Dated: October 23, 2001.

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